Exhibit 99.2

BIONDVAX PHARMACEUTICALS LTD.

FINANCIAL STATEMENTS

March 31, 2018

INDEX

Page

Balance Sheets	F-2

Statements of Comprehensive Loss	F-3

Statements of Changes in Equity	F-4 - F-5

Statements of Cash Flows	F-6 - F-7

Notes to Financial Statements	F-8 - F-9

F-1

BIONDVAX PHARMACEUTICALS LTD.

BALANCE SHEETS

In thousands, except share and per share data

				Convenience translation
	December 31,	March 31,		March 31,
	2017	2017	2018	2018
	Audited	Unaudited		Unaudited
	NIS			U.S. dollars

CURRENT ASSETS:
Cash and cash equivalents	71,382	24,020	55,675	15,844
Marketable securities	-	4,068		-
Short-term deposits	-	6,751	-	-
Other receivables	3,923	4,979	2,975	847

	75,305	39,818	58,650	16,691
LONG-TERM ASSETS:
Property, plant and equipment	5,510	1,297	12,537	3,568
Other long term assets	880	478	880	250

	6,390	1,775	13,417	3,818

	81,695	41,593	72,067	20,509
CURRENT LIABILITIES:
Trade payables	6,223	752	8,526	2,426
Other payables	660	526	768	219

	6,883	1,278	9,294	2,645
LONG-TERM LIABILITIES:
Liability in respect of government grants	10,300		11,252	3,202
Warrants	8,177	10,848	9,315	2,651
Severance pay liability, net	83	76	78	22

	18,560	10,924	20,645	5,875

SHAREHOLDERS’ EQUITY:
Ordinary shares of NIS 0.0000001 par value:
Authorized: 391,000,000 shares as of March 31, 2018, 2017 (unaudited) and December 31, 2016; Issued and Outstanding: 261,419,599 , 162,481,153 and 261,419,599 shares respectively	*) -	*) -	*) -	*) -
Share premium	179,669	129,550	179,747	51,152
Options	-	533	-	-
Other comprehensive income	-	6		-
Accumulated deficit	(123,417)	(100,698)	(137,619)	(39,163)

	56,252	29,391	42,128	11,989

	81,695	41,593	72,067	20,509

*)	Represents an amount lower than NIS\USD 1.

Date of approval of the	Avner Rotman	Ron Babecoff	Uri Ben-Or
financial statements	Chairman of the Board	Chief Executive officer	Chief Financial officer

The accompanying notes are an integral part of the financial statements.

F-2

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF COMPREHENSIVE LOSS

In thousands, except share and per share data

				Convenience translation
	Year ended December 31,	Three months ended March 31,		Three months ended March 31,
	2017	2017	2018	2018
	Audited	Unaudited		Unaudited
	NIS			U.S. dollars

Operating expenses:
Research and development, net of participations	18,777	1,874	11,745	3,342
Marketing, general and administrative	4,879	1,094	884	251

Total operating expenses	23,656	2,968	12,629	3,593

Operating loss	(23,656)	(2,968)	(12,629)	(3,593)
Financial income	18	8	-	-
Financial expense	(10,913)	(8,872)	(1,573)	(448)

Net loss	(34,551)	(11,832)	(14,202)	(4,041)

Other comprehensive loss:

Loss from available-for-sale marketable securities	(6)	-	-	-

Total comprehensive loss	(34,557)	(11,832)	(14,202)	(4,041)

Basic and Diluted net loss per share	(0.17)	(0.07)	(0.05)	(0.02)

Weighted average number of shares outstanding used to compute basic and diluted loss per share	201,030,768	162,481,153	261,419,599	261,419,599

The accompanying notes are an integral part of the financial statements.

F-3

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

In thousands, except share and per share data

	Share capital	Share premium	Options	Unrealized gain on available-for- sale financial assets	Accumulated deficit	Total equity
	Unaudited
	NIS

Balance as of January 1, 2017	*) -	113,041	1,435	6	(88,866)	25,616
Loss	-	-	-	-	(11,832)	(11,832)
Other comprehensive loss	-	-	-	-	-	-

Total comprehensive loss	-	-	-	-	(11,832)	(11,832)

Issue of Ordinary shares,net	-	15,387	-	-	-	15,387
Expiration of Options series 4	-	902	(902)	-	-	-
Share-based compensation	-	220	-	-	-	220

Balance as of March 31, 2017	*) -	129,550	533	6	(100,698)	29,391

	Share capital	Share premium	Options	Unrealized gain (loss) on available-for- sale financial assets	Accumulated deficit	Total equity
	Unaudited
	NIS

Balance as of January 1, 2018	*) -	179,669	-	-	(123,417)	56,252
Loss	-	-	-	-	(14,202)	(14,202)
Other comprehensive loss	-	-	-	-	-	-

Total comprehensive loss	-	-	-	-	(11,202)	(11,202)

Issue of shares,net		-				-
Share-based compensation	-	78	-	-	-	78

Balance as of March 31, 2018	*) -	179,747	-	-	(137,619)	42,128

Balance as of March 31, 2018 (convenience translation into U.S dollars)	*) -	51,152	-	-	(39,163)	11,989

F-4

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

In thousands, except share and per share data

	Share capital	Share premium	Options	Unrealized gain (loss) on available-for- sale financial assets	Accumulated deficit	Total Equity
	NIS

Balance as of December 31, 2016	*) -	113,041	1,435	6	(88,866)	25,616

Loss	-	-	-	-	(34,551)	(34,551)
Other comprehensive loss	-	-	-	(6)	-	(6)
Total comprehensive loss	-	-	-	(6)	(34,551)	(34,557)

Issuance of ordinary shares, net of issuance costs	*) -	55,692	-	-	-	55,692
Exercise of employees options	*) -	18	-	-	-	18
Exercise of options	*) -	8,964	-	-	-	8,964
Expiration of options series 4	-	902	(902)	-	-	-
Expiration of options series 5	-	533	(533)	-	-	-
Share-based compensation	-	519	-	-	-	519

Balance as of December 31, 2017	*) -	179,669	-	-	(123,417)	56,252

*)	Represents an amount lower than NIS\USD 1.

The accompanying notes are an integral part of the financial statements.

F-5

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF CASH FLOWS

In thousands, except share and per share data

				Convenience translation
	Year ended December 31,	Three months ended March 31,		Three months ended March 31,
	2017	2017	2018	2018
	Audited	Unaudited		Unaudited
	NIS			U.S. dollars

Cash flows from operating activities:
Net loss	(34,551)	(11,832)	(14,202)	(4,041)

Adjustments to reconcile net loss to net cash used in operating activities:

Adjustments to profit and loss items:
Depreciation and amortization	440	149	148	42
Net financing expenses	10,895	8,864	622	177
Increase in liability with respect to government grants	10,300	-	952	271
Share-based compensation	519	220	78	22
Change in employee benefit liabilities, net	7	-	(5)	(1)
	22,161	9,233	1,795	511
Changes in asset and liability items:
Decrease (increase) in other receivables	(3,108)	318	948	270
Increase (in trade payables	5,537	73	2,303	656
Increase (decrease) in other payables	(29)	(163)	108	31

	2,400	228	3,359	957

Cash paid and received during the year for:
Interest paid	(73)	(8)	(5)	(1)
Interest received	13	8	-	-

	(60)	-	(5)	(1)

Net cash flows used in operating activities	(10,050)	(2,371)	(9,053)	(2,574)

The accompanying notes are an integral part of the financial statements.

F-6

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF CASH FLOWS

In thousands, except share and per share data

				Convenience translation
	Year ended December 31,	Three months ended March 31,		Three months ended March 31,
	2017	2017	2018	2018
	Audited	Unaudited		Unaudited
	NIS			U.S. dollars
	(In thousands)
Cash Flows from Investing Activities:

Decrease in short-term deposits	7,602	851	-	-
Purchase of property and equipment	(4,508)	(3)	(7,175)	(2,042)
Proceeds from sale of marketable securities	4,067	-	-	-
Increase in other long term assets	(191)	-	-

Net cash used in investing activities	6,759	848	(7,175)	(2,042)

Cash Flows from Financing Activities:

Proceeds from issuance of shares	55,692	10,904	-	-
Issuance of options to the public	18	-		-
Proceeds from exercise of options to public	6,129	-	-	-

Net cash provided by financing activities	61,839	10,904	-	-
			-
Exchange differences on balances of cash and cash equivalents	(2,871)	(1,067)	521	146

Increase (decrease) in cash and cash equivalents	55,677	8,315	(15,706)	(4,470)
Balance of cash and cash equivalents at the beginning of the period	15,705	15,705	71,382	20,314

Balance of cash and cash equivalents at the end of the period	71,382	24,020	55,676	15,844

Non-cash activities:

Exercise of options to public	2,835	-	-	-

The accompanying notes are an integral part of the financial statements.

F-7

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 1:	GENERAL

a.	BiondVax Pharmaceuticals Ltd. (“the Company”) is focused on developing and ultimately, commercializing immunomodulation therapies for infectious diseases. The Company was incorporated on July 21, 2003 and started its activity on March 31, 2005.

b.	On June 7, 2007, the Company issued ordinary shares and options on the TASE.

c.	On March 28, 2017, the Company received an approval from the Investment Center of the Ministry of Economy and Industry of the State of Israel, for a grant representing 20% of NIS 20,000 budget to be utilized towards the construction of a factory for the production of Phase 3 and commercial batches of the Company is product (“the Grant”). The receipt of the Grant is subject to certain terms and conditions, including those outlined under the Israeli Encouragement of Capital Investment Law,1959. The terms and conditions include, inter alia, the following: (a) at least 24% of the investments in the planned manufacturing facility’s fixed assets will be financed by additional share capital; (b) the Company will maintain its intellectual property and manufacturing facility in Israel for a period of at least 10 years.

d.	On July 20, 2017, the Compnay announced positive results for Phase 2b BVX-007 clinicaltrial, a clinical trial conducted with the collaboration of the European UNISEC consortium to work on promising concepts for a universal influenza vaccine.

e.	On August 30, 2017, the Company announced that its Board of Directors has decided to voluntarily delist from the Tel Aviv Stock Exchange (TASE), while remaining listed on NASDAQ. The Company announced that the delisting process of BiondVax’s shares from trading on the TASE will take place by the end of 2017. An announcement regarding the delisting procedure and timeline will follow. In addition, during the interim period, BiondVax’s shares will continue to be traded on the TASE. The Company also announced that the Board of Directors has also decided to form a committee to identify a new Chairman of the Board with relevant global experience, to guide the Company through the anticipated upcoming international Phase 3 trials and global commercialization. Professor Avner Rotman will continue to serve as Chairman until a suitable replacement is identified.

f.	On November 20, 2017, the Company announced the signing of a clinical trial agreement with the National Institute of Allergy and Infection Diseases of the U.S. National Institutes of Health for a Phase 2 clinical trial in the U.S. using BiondVax’s product candidate, M-001.

F-8

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

g.	On January 22, 2018, the Company signed a letter of intent, or LOI, with a European contract research organization, for the purpose of conducting a phase 3 clinical trial in Europe, planned by the Company to begin prior to the 2018/19 flu season.

Under the LOI, the parties are to enter into a master service agreement and work order related to the performance of a phase 3 trial as soon as possible in order to assess the safety and clinical efficacy of BiondVax’s product candidate M-001, a universal influenza vaccine. The LOI includes an upfront fee payable by the Company of €200,000 for start-up activities, as detailed in the LOI. The LOI continues in effect until the earlier of: (1) the end of the one month period following the execution of the LOI or (2) the execution of the master service agreement, unless extended.

h.	On March 13, 2018, the Company announced the appointment of a contract research organization (CRO) to conduct the first pivotal phase 3 clinical trial of M-001, BiondVax’s universal flu vaccine candidate.

i.	On March 15, 2018, the Company and the CRO executed a master service agreement and work order. According to the master service agreement, the Company undertakes to pay remuneration as well as to reimburse the CRO for costs incurred as a result of the master service agreement and work orders. The master service agreement shall be in effect as of March 8, 2018 for a period of five years or later, if a work order remains in effect, and until such work order’s completion. The first work order which governs the conduct of the Company’s clinical trial in Europe is scheduled for a total period of 32.5 months. The Company has a right to terminate the master service agreement or the work order by giving a 45 days’ notice or in the event of a material breach.

j.	In the Three months ended March 31, 2018, the Company incurred a loss of NIS 14,202 ($ 4,041) and negative cash flows from operating activities of NIS 9,053 ($ 2,574) and it has an accumulated deficit of NIS 137,619 ($39,163) as of that date.

To date the Company has not generated any revenues yet and will need additional funds to finance its Phase 3 clinical trials in the future.

F-9